Fargo office: 4334 18th Avenue S.W. Suite 200, P.O. Box 9156 Fargo, ND 58106-9156 Fax: 701-232-4108		Fergus Falls office: 215 S. Cascade Street P.O. Box 496 Fergus Falls, MN 56538-0496 Fax: 218-998-3165
1-866-410-8780	●	www.ottertail.com

January 18, 2013	Reply to Fargo office
Direct: 701-451-3562

Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549-0309

RE:	Otter Tail Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 0-53713

Dear Mr. Thompson:

Enclosed is the response of Otter Tail Corporation (the “Company”) to the comment received by letter dated December 31, 2012 from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing.  For ease of reference, the Company has set forth below the numbered comment of your letter, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2011

Note 17. Discontinued Operations, page 119

Comment

1.
We note you disposed of your Aviva and DMS components after December 31, 2011.  Please tell us whether these components meet the criteria in ASC 360-10-45-9 to be classified as held for sale as of December 31, 2011.  If so, tell us in detail how each component met such criteria.  If not, tell us your basis in GAAP for presenting these components as discontinued operations as of December 31, 2011.  Additionally, please tell us your basis in GAAP for reclassifying the assets and liabilities of the disposed components as assets and liabilities of discontinued operations as of December 31, 2010.

Response

The Aviva and DMS components did meet the criteria in ASC 360-10-45-9 to be classified as held for sale as of December 31, 2011.  The specific criteria are listed below along with how each respective component met them.

Mr. William H. Thompson

January 18, 2013

Aviva:

Aviva’s assets and liabilities constituted a disposal group that meet the requirements under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) paragraph 360-10-45-9 to be classified as held for sale (addressed below) and Aviva constitutes a component of the Company with operations and cash flows that are clearly distinguishable, operationally and for financial reporting purposes, from the rest of the entity. The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of ASC paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with ASC paragraph 205-20-45-3 if both of the following conditions are met:

1.	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

2.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Criteria in ASC 360-10-45-9		Aviva
1.	Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
The management team of the Company and its Board of Directors had determined the Aviva business was no longer a strategic fit for the organization and had committed to exiting the business in the fourth quarter of 2011.  No Board of Directors approval was needed for this transaction due to the small dollar size ($300,000).

2.	The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).
Aviva was available for immediate sale in its present condition, including operations and facilities as of December 31, 2011.  There were no other items or instances known that would delay the sale and there were no consents needed for the transaction to occur.

3.	An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.	The Company had executed a letter of intent with a buyer in December 2011 and due diligence had been completed and the definitive agreement was being negotiated at December 31, 2011.

Mr. William H. Thompson

January 18, 2013

4.
The sale of the asset (disposal group) is probable, FAS 144, paragraph 30 and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11. The term probable refers to a future sale that is likely to occur.

Based on the signed letter of intent and the progress of negotiations, the transaction was highly probable at December 31, 2011. Remaining items left to be negotiated in the definitive purchase agreement were perfunctory in nature. Further, the Company had an executed definitive purchase agreement signed by January 6, 2012 and the closing of the transaction occurred on January 18, 2012.

5.
The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.

The marketing process was complete in December 2011 as the Company had entered into a letter of intent to sell Aviva by the end of the year.  Negotiations with the buyer included a sales price that was reasonable in relation to its current fair value.

6.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
The management team of the Company and its Board of Directors had determined the Aviva business was no longer a strategic fit for the organization and had committed to exiting the business in the fourth quarter of 2011.

In addition, based on the signed letter of intent in December 2011 and the status of negotiations as of December 31, 2011, it was unlikely significant changes to the plan would be made or that the plan would be withdrawn.

Mr. William H. Thompson

January 18, 2013

DMS:

DMS’s assets and liabilities constituted a disposal group that met the requirements under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) paragraph 360-10-45-9 to be classified as held for sale (addressed below) and DMS constitutes a component of the Company with operations and cash flows that are clearly distinguishable, operationally and for financial reporting purposes, from the rest of the entity. The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of ASC paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with ASC paragraph 205-20-45-3 if both of the following conditions are met:

1.	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

2.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

	Criteria in ASC 360-10-45-9	DMS
1.	Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
The Company’s Board of Directors approved a resolution in mid-December 2011 authorizing executive officers to complete the sale of DMS to the identified buyer.  The final negotiations of the DMS stock purchase agreement were ongoing.

2.	The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).	DMS was available for immediate sale in its present condition, including operations and facilities as of December 31, 2011. There were no other items or instances known that would delay the sale.
3.	An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.	The Company had been actively marketing DMS since the second quarter of 2011. In October 2011 a letter of intent was entered into with the identified buyer.

Mr. William H. Thompson

January 18, 2013

4.
The sale of the asset (disposal group) is probable, FAS 144, paragraph 30 and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11. The term probable refers to a future sale that is likely to occur.

The Company’s management believed the sale of DMS to the buyer was probable based on the signed letter of intent and the progress of negotiations as of December 31, 2011 and that transfer of the assets would be completed by March 1, 2012.  In October of 2011, a letter of intent was entered into with the identified buyer that was subject to certain provisions before the sale could occur.
During the fourth quarter of 2011 these provisions were resolved and a definitive agreement was being negotiated between the parties as of December 31, 2011, with all significant terms being agreed on. The contract signing was planned for early February 2012 and closing to occur by the end of February 2012.

Further, the definitive agreement was signed on February 6, 2012 and the closing occurred on February 29, 2012.

5.
The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.

The marketing process was complete in the fourth quarter of 2011 as the Company had entered into a letter of intent to sell DMS. Negotiations with the buyer included a sales price that was reasonable in relation to its current fair value.

6.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
The disposal of DMS was within the Company’s business strategy.  The Company announced in its third quarter 2011 earnings release intentions to pursue strategic alternatives relating to its DMS business as it was no longer a strategic fit for the Company.  A letter of intent was entered into in October of 2011 and the Company's Board authorized management in December 2011 to sell the DMS business. Given the progress of negotiations, and the Company’s business strategy, it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn.

Mr. William H. Thompson

January 18, 2013

Reclassifying the assets and liabilities of the disposed components as assets and liabilities of discontinued operations as of December 31, 2010.

The Company’s basis for reclassifying the assets and liabilities of the disposed components as assets and liabilities of discontinued operations as of December 31, 2010 under GAAP was formed based on guidance under FASB ASC 205, Presentation of Financial Statements.  Given comparative financial statements are presented by the Company, prior period figures are shown with the assets and liabilities of the disposed components reclassified as assets and liabilities of discontinued operations to be comparable with those shown in the current period.  Also, ASC 205-20-45-10 and 205-20-50-2, require the assets and liabilities of businesses held for sale/discontinued operations be presented separately in the asset and liability sections of the balance sheet, with major classes of such assets and liabilities separately disclosed either on the face of the balance sheet or in the footnotes for all periods presented.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter please contact me at (701) 451-3562.

Yours very truly,

/s/ Kevin G. Moug
Kevin G. Moug
Chief Financial Officer & Senior Vice President

KGM